Press Release

HARVEST OPERATIONS REPORTS THIRD QUARTER 2015 RESULTS

CALGARY, ALBERTA – NOVEMBER 12, 2015: Harvest Operations Corp. (“Harvest” or “the Company”) announced its financial and operating results for the third quarter ended September 30, 2015.

This press release is an overview of the third quarter results for 2015 and should be read with the interim unaudited consolidated financial statements and Management’s Discussion and Analysis (MD&A) for the third quarter ended September 30, 2015 available on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

All financial data has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board except where otherwise noted. All figures reported herein are in Canadian dollars unless otherwise stated.

Q3 2015 HIGHLIGHTS:

Upstream

•

Production for Q3 2015 was 43,356 barrels of oil equivalent per day (“boe/d”), not including an additional 3,626 boe/d which is Harvest’s share of the Deep Basin Partnership (“DBP”) production for the quarter;

•	Realized an operating netback in Q3 2015 of $12.97/boe (excluding hedging);
•

In response to commodity price weakness, our capital asset additions relating to our Upstream operations were reduced to $19.0 million (excluding acquisitions) during the quarter. No wells were rig-released during the third quarter of 2015, however, twenty-five gross wells (19.2 net) were rig-released during the nine months ended September 30, 2015; and

•

Operating loss for the third quarter was $354.0 million. The increase in operating loss was mainly due to an asset impairment expense of $542.0 million, lower realized prices and sales volumes, losses from the joint ventures and lower gains on asset dispositions, partially offset by lower royalties, operating expenses, transportation and marketing expenses and depreciation, depletion and amortization expense.

BlackGold

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Capital asset additions of $0.9 million for the quarter mainly related to minor pre-commissioning activities and additions made year to date, largely related to the completion of the central processing facility (“CPF”);

•

Operating loss for the third quarter was $266.7 million. The increase in operating loss from the same period in 2014 was mainly due to an asset impairment expense of $262.0 million, and operating and general and administrative expenses; and

•

The central processing facility (“CPF”) was mechanically completed in early 2015. Harvest is waiting for greater certainty in a number of factors that are beyond the control of management that will determine the timing of first steam. Some of the factors that are being considered that will affect the timing of first steam are the following: price assumptions such as forecast for crude price differentials, natural gas prices (for fuel), foreign exchange rates, changes to provincial regulations as a result of the new Alberta provincial government and marketing and transportation alternatives.

Corporate

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At September 30, 2015, Harvest had $882.5 million drawn under its credit facility and was in compliance with the covenant of Total Debt to Capitalization ratio of 70% or less. The credit facility is guaranteed by KNOC;

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On April 2, 2015, Harvest entered into a US$171 million loan agreement with KNOC repayable within one year from the date of the first drawing, which was on April 10, 2015. On September 24, 2015 KNOC approved an extension in the maturity of the loan to December 31, 2017. With such extension and upon finalization of the revised loan agreement expected in Q4 2015, drawn amounts under this loan will be treated as equity for purposes of Harvest’s credit facility Total Debt to Capitalization covenant ratio. At November 12, 2015, Harvest had drawn US$120 million under the loan agreement; and

HARVEST OPERATIONS CORP.
PRESS RELEASE	Page 2 of 3	November 12, 2015

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Unrealized foreign exchange loss for the quarter was $122.7 million. The loss resulted from the weakening of the Canadian dollar against the US dollar and related primarily due to our US denominated debt.

FINANCIAL & OPERATING HIGHLIGHTS:

	Three Months Ended September		Nine Months Ended September
	2015	2014	2015	2014
CONTINUING OPERATIONS
Upstream
Daily sales volumes (boe/d)(1)	43,356	44,794	42,946	46,932
Deep Basin Partnership(2)
Daily sales volumes (boe/d)	4,569	1,740	3,691	1,696
Harvest's share of daily sales volumes	3,626	1,354	2,920	1,319
Average realized price
Oil and NGLs ($/bbl)(3)	41.50	81.77	44.61	83.89
Gas ($/mcf)(2)	2.80	4.45	2.72	5.32
Operating netback prior to hedging($/boe)(4)	12.97	33.20	13.18	35.89
Operating (loss) income(5)	(354.0)	40.8	(598.3)	94.3
Cash contribution from operations(4)	53.1	122.3	124.6	402.6

Capital asset additions (excluding	19.0	77.4	124.1	273.2
Corporate acquisition(6)	0.4	—	37.1	—
Property dispositions, net	(1.5)	(178.7)	(60.0)	(271.2)

Net wells drilled	—	21.9	19.2	57.9
Net undeveloped land additions (acres)	3,648	11,405	42,192	29,382
Net undeveloped land dispositions (acres)	(281)	(4,686)	(5,799)	(7,552)

BlackGold
Capital asset additions	0.9	93.3	65.5	184.7

NET INCOME (LOSS)(7)	(588.7)	197.0	(899.2)	189.9

(1) Excludes volumes from Harvest’s equity investment in the Deep Basin Partnership.
(2) 2014 Nine months period is actually for the period of April 23, 2014 to September 30, 2014
(3) Excludes the effect of risk management contracts designated as hedges.
(4) This is a non-GAAP measure; please refer to “Non-GAAP Measures” in this MD&A.
(5) This is an additional GAAP measure; please refer to “Additional GAAP Measures” in this MD&A.
(6) Corporate acquisition represents the total consideration for the transaction including working capital assumed.
(7) Net income (loss) relates to Continuing Operations only.

CONFERENCE CALL

Harvest will be holding a conference call to discuss our Q3 2015 results on Friday, November 13, 2015 at 9:00 a.m. Mountain Time (11:00 a.m. Eastern Time).

To access the conference call dial 1-866-223-7781 (international callers) or 1-416-340-2216 (Toronto local) a few minutes prior to start and request the Harvest quarterly conference call. The call will be available for replay by dialing 1-800-408-3053 and entering the passcode 4087816. The replay will be available up to and including November 29, 2015.

HARVEST OPERATIONS CORP.
PRESS RELEASE	Page 3 of 3	November 12, 2015

HARVEST CORPORATE PROFILE

Harvest is a wholly-owned, subsidiary of Korea National Oil Corporation ("KNOC"). Harvest is a significant operator in Canada's energy industry offering stakeholders exposure to exploration, development and production of crude oil and natural gas (Upstream) and an oil sands project under construction and development in northern Alberta (BlackGold).

KNOC is a state owned oil and gas company engaged in the exploration and production of oil and gas along with storing petroleum resources. KNOC will fully establish itself as a global government-run petroleum company by applying ethical, sustainable and environment-friendly management and by taking corporate social responsibility seriously at all times. For more information on KNOC, please visit their website at www.knoc.co.kr/ENG/main.jsp.

ADVISORY

Certain information in this press release constitute “forward-looking statements” which involve known and unknown risks, uncertainties and other factor that may cause actual results to be materially different from future results, performance or achievements expressed or implied by such statements. Words such as “expects”, "anticipates", "projects", "intends", "plans", "will", "believes", "seeks", "estimates", "should", "may", "could", and variations of such words and similar expressions are intended to identify such forward-looking statements.

Readers are cautioned that the forward-looking information may not be appropriate for other purposes and the actual results may differ materially from those anticipated. Although management believes that the forward-looking information is reasonable based on information available on the date such forward-looking statements were made, no assurances can be given as to future results, levels of activity and achievements. Therefore, readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Although we consider such information reasonable at the time of preparation, it may prove to be incorrect and actual results may differ materially from those anticipated. Harvest assumes no obligation to update forward-looking statements should circumstances, estimates or opinions change, except as required by law. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

FOR FURTHER INFORMATION PLEASE CONTACT:

Harvest Operations Corp.

INVESTOR & MEDIA CONTACTS:
John Wearing, Chief Operating Officer
Harvest Operations Corp.

Or

Greg Foofat, Investor Relations
Harvest Operations Corp.
Toll Free Investor Mailbox: (866) 666-1178
Email: information@harvestenergy.ca

Harvest Operations Corp.
1500, 700 – 2nd Street S.W.
Calgary, AB Canada T2P 2W1
Website: www.harvestenergy.ca